                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                SCHEDULE 14D-9/A


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 2)


                            ------------------------

                            INTEK GLOBAL CORPORATION
                            (NAME OF SUBJECT COMPANY)

                            INTEK GLOBAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   458134 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROBERT J. SHIVER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 99 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 949-4200
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                              NANCY H. WOJTAS, ESQ.
                         MANATT, PHELPS & PHILLIPS, LLP
                          11355 WEST OLYMPIC BOULEVARD
                          LOS ANGELES, CALIFORNIA 90064
                                 (310) 312-4000
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      This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 thereto, (the "Schedule 14D-9") of Intek Global Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on June 16, 1999 relating to a tender offer by IGC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Security Services plc, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all of the outstanding common stock, par value $.01 per share, of the Company (the "Shares") at a price of $3.0125 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required transfer and withholding taxes, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 16, 1999 (the "Offer to Purchase"), as supplemented by the First Supplement to Offer to Purchase, dated August 2, 1999 (the "First Supplement"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). A copy of the Offer to Purchase and the related Letter of Transmittal were attached as Exhibits 99.5 and 99.6, respectively, to the initial filing of the Schedule 14D-9. The First Supplement and related Letter of Transmittal are attached as Exhibits 99.15 and 99.16, respectively, to this Amendment No. 2. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 14D-9.


ITEM 2.  TENDER OFFER OF PURCHASER


      The response to Item 2 in the Schedule 14D-9 is supplemented as follows:
The information set forth under "INCREASE OF THE OFFER PRICE AND MERGER CONSIDERATION; EXTENSION OF EXPIRATION DATE OF OFFER" in the First Supplement is hereby incorporated by reference.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION


      The response to Items 4(b) and (c) of the Schedule 14D-9 are supplemented as follows: The information set forth under "ADDITIONAL INFORMATION -- SPECIAL FACTORS -- 1. BACKGROUND OF THE OFFER" and "--2. RECOMMENDATION OF THE INDEPENDENT COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED


      The response to Item 8 of the Schedule 14D-9 is further supplemented as follows: The information set forth under "ADDITIONAL INFORMATION -- THE TENDER OFFER -- 3. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY PROPOSALS" in the First Supplement is hereby incorporated by reference.

      The response to Item 8 of the Schedule 14D-9 is further supplemented as follows: The information set forth in the First Supplement and the related Letter of Transmittal, copies of which are attached as Exhibits 99.15 and


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99.16, respectively, to this Amendment No. 2, is hereby incorporated by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


      Item 9 of the Schedule 14D-9 is supplemented by adding the following information thereto:

  Exhibit Number                         Description
  --------------                         -----------
       99.14        Press Release, dated July 15, 1999, issued by Purchaser.

       99.15        First Supplement to Offer to Purchase, dated August 2, 1999.

       99.16        Form of Letter of Transmittal.

       99.17        Press Release, dated August 2, 1999, issued by Purchaser.

       99.18 Amendment No. 1 to Agreement and Plan of Merger, dated as of July 30, 1999, by and among the Company, Parent and Purchaser.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                    INTEK GLOBEL CORPORATION

                                    By /s/ ROBERT J. SHIVER
                                    ------------------------------------
                                    Robert J. Shiver
                                    Chairman and Chief Executive Officer

Dated: August 2, 1999


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                                  EXHIBIT INDEX

Exhibit                            Description
  Number

                                                                                    Sequential
                                                                                     Numbered
  Exhibit Number                         Description                                   Pages
  --------------                         -----------                                ---------
       99.14        Press Release, dated July 15, 1999, issued by Purchaser.

       99.15        First Supplement to Offer to Purchase, dated August 2, 1999.

       99.16        Form of Letter of Transmittal.

       99.17        Press Release, dated August 2, 1999, issued by Purchaser.

       99.18 Amendment No. 1 to Agreement and Plan of Merger, dated as of July 30, 1999, by and among the Company, Parent and Purchaser.


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